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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                        -------------------------------

                                 SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. 3)(1)

                       AMERICAN TECHNICAL CERAMICS CORP.
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                               (NAME OF ISSUER)

                        Common Stock, $.01 par value
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                        (TITLE OF CLASS OF SECURITIES)

                                   030137103
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                                (CUSIP NUMBER)

                               Kathleen M. Kelly
                       American Technical Ceramics Corp.
                                One Norden Lane
                      Huntington Station, New York 11746
                                (516) 547-5710
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                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                May 23, 1997
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            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
box   [ ]

Check the following box if a fee is being paid with the statement [ ].

(A fee is not required only if the person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                        (Continued on following pages)
                              (Page 1 of 6 Pages)
--------

     (1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


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CUSIP NO. 030137103                    13D                   PAGE 2 of 6 PAGES

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| 1  |NAME OF REPORTING PERSONS/S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
|    |PERSONS              Victor Insetta/###-##-####
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| 2  |CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
|    |                                                     (b) [X]
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| 3  |SEC USE ONLY

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| 4  |SOURCE OF FUNDS
|    |00
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| 5  |CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
|    |ITEM 2(d) OR 2(e)                                                     [ ]
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| 6  |CITIZENSHIP OR PLACE OF ORGANIZATION
|    |U.S.A.
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|                | 7  |SOLE VOTING POWER
|                |    | 2,317,061
|   Number of    |    |
|    Shares      --------------------------------------------------------------
| Beneficially   | 8  |SHARED VOTING POWER
|   Owned By     |    | 204,000 (See Item 5)
|     Each       |    |
|  Reporting     --------------------------------------------------------------
| Person With    | 9  |SOLE DISPOSITIVE POWER
|                |    | 2,317,061
|                |    |
|                --------------------------------------------------------------
|                |10  |SHARED DISPOSITIVE POWER
|                |    | 204,000 (See Item 5)
|                |    |
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|11  |AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
|    | 2,521,061
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|12  |CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
|    |                                                                      [ ]
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|13  |PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
|    | 64.8%
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|14  |TYPE OF REPORTING PERSON
|    |IN
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CUSIP NO. 030137103                    13D                   PAGE 3 of 6 PAGES


                                Amendment No. 3
                                      to
                           Statement on Schedule 13D
                            Pursuant to Rule 13d-1
                                   under the
                  Securities Exchange Act of 1934, as Amended

         The undersigned hereby amends Items 5 and 6 of the Schedule 13D filed on October 18, 1985, with respect to the common stock, par value $0.01 per share, of American Technical Ceramics Corp. Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the previously filed Schedule 13D, as amended.

Item 5. Interest in Securities of the Issuer.

         (a) The first paragraph of subparagraph (a) of Item 5 is hereby amended in its entirety to read as follows:

                  " The aggregate number and percentage of the class of outstanding Common Stock beneficially owned as of May 23, 1997 by Insetta is 2,521,061 and 64.8%, respectively. Insetta has sole voting and investment power with respect to 2,317,061 of such shares reported as beneficially owned by him."

         (b) The third sentence of the third paragraph of subparagraph (a) of
Item 5 is hereby amended in its entirety to read as follows:

         "As of May 23, 1997, the number of shares of Common Stock owned by Colandrea that were subject to the Shareholders' Agreement was 204,000; Mezey sold all of his shares of Common Stock on November 22, 1985."

         (c) The fourth paragraph of Subparagraph (a) of item 5 is hereby deleted in its entirety.


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CUSIP NO. 030137103                    13D                   PAGE 4 of 6 PAGES


         (d) The chart in subparagraph (c) of Item 5 is hereby amended in its entirety to read as follows:


                                         Number of
Date         Type of Transaction         Shares             Price Per Share
----         -------------------         ---------          ---------------

12/13/95     Donation                     1,000                   -----
12/13/95     Donation                     1,000                   -----
1/15/96      Open Market Sale               500                  $9.625
1/15/96      Open Market Sale             5,700                    9.50
1/17/96      Open Market Sale             2,000                   8.625
1/17/96      Open Market Sale             1,800                    8.75
1/18/96      Open Market Sale             1,000                    8.50
1/18/96      Open Market Sale             3,000                   8.375
1/19/96      Open Market Sale             5,500                   8.375
1/22/96      Open Market Sale             2,000                    8.75
1/22/96      Open Market Sale             2,000                   8.625
1/22/96      Open Market Sale             2,000                    8.50
1/22/96      Open Market Sale             2,500                   8.375
1/23/96      Open Market Sale             2,000                   8.875
4/29/97      Donation                     2,000                   -----
5/12/97      Open Market Sale             3,000                   11.75
5/23/97      Open Market Sale            17,000                   11.75
5/27/97      Open Market Sale               500                   13.25
5/27/97      Open Market Sale               800                   13.375
5/27/97      Open Market Sale             1,000                   13.00
5/27/97      Open Market Sale             3,700                   13.125
5/28/97      Open Market Sale               200                   13.0625
5/28/97      Open Market Sale             3,000                   13.00
5/29/97      Open Market Sale               800                   13.00
5/30/97      Open Market Sale             1,400                   12.25
5/30/97      Open Market Sale             6,500                   12.375
5/30/97      Open Market Sale               100                   12.50

         (e) The paragraph following the chart in subparagraph (c) of Item 5, is hereby amended in its entirety to read as follows:



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CUSIP NO. 030137103                    13D                   PAGE 5 of 6 PAGES


         "Except as set forth in the chart above, Insetta has not effected any transactions with respect to his shares of Common Stock of the Company during the 60 days prior to the date of this Amendment No. 3."


Item 6.   Contracts, Agreements, Understandings or
          Relationships with Respect to Securities
          of the Issuer.
          ----------------------------------------

          The third paragraph of Item 6 of this Schedule 13D as originally filed is hereby deleted in its entirety.


Item 7.   Material to be Filed as Exhibits.
          ---------------------------------

          Not applicable.


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CUSIP NO. 030137103                    13D                   PAGE 6 of 6 PAGES


                                  SIGNATURES


          After reasonable inquiry and to the best knowledge and belief of each person set forth below. I certify that the information set forth in this Statement is true, complete and correct.

Dated: June 23, 1997






                                             /s/ Victor Insetta
                                             ------------------
                                             Victor Insetta